News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	June 25, 2021

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada… Seabridge Gold (the "Company") today provided the results of its annual general meeting of shareholders held on June 24, 2021. A total of 41,822,404 common shares were represented at the meeting, representing 55.45% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:.

1. Election of all management nominees to the board of directors of the Company;

2. Appointment of KPMG LLP as auditor of the Company for the ensuing year;

3. Authorization of the directors to fix the auditors remuneration;

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
Trace J. Arlaud	30,979,258	173,017	99.44
Rudi P. Fronk	31,064,693	87,582	99.72
Eliseo Gonzalez-Urien	30,612,838	539,437	98.27
Richard C. Kraus	30,807,709	344,566	98.89
Jay S. Layman	30,779,506	372,769	98.80
Melanie R. Miller	31,045,365	106,910	99.66
Clem A. Pelletier	31,098,948	53,327	99.83
John W. Sabine	23,465,927	7,686,348	75.33
Gary A. Sugar	30,769,251	383,024	98.77

A total of 10,648,329 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors or the approval of the stock option grants to directors.

All of the nine above-listed directors were elected to the Board.

Commenting on the AGM, Seabridge Chairman and CEO Rudi Fronk noted the retirement of Fred Banfield from the Board and welcomed Trace Arlaud as a new director to the company. "As shareholders we all owe a huge debt of gratitude to Fred's contributions to Seabridge over the past 21+ years.  Thanks in part to his expertise, our estimates of resources and reserves have never been challenged by prospective partners or regulators. At the same time, we are delighted to have Trace Arlaud join our Board. Trace's past industry experience as a seasoned mining expert with significant underground mining experience, including block caving, will broaden our Board's oversight capabilities."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292 www.seabridgegold.com

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com